
October 9, 2013

Via E-mail
You-Su Lin
Interim Chief Executive Officer
China Hydroelectric Corporation
2105A, Ping'an International Financial Center
No. 3 South Xinyuan Street
Chaoyang District, Beijing
People's Republic of China 100027

> **Re:** **China Hydroelectric Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 18, 2013**
> **File No. 001-34609**

Dear Dr. Lin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Scott Powell
        China Hydroelectric Corporation
        Via E-mail